SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Centrus Energy Corp.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

15643U104
(CUSIP Number)

Neil S. Subin, 2336 SE Ocean Blvd., Suite 400, Stuart, Florida 34996 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		34,548(1)
	8	SHARED VOTING POWER
		1,203,396(2)
	9	SOLE DISPOSITIVE POWER
		34,548(1)
	10
		SHARED DISPOSITIVE POWER
		1,203,396(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,924(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 34,548 restricted stock units held of record by Mr. Subin of which 31,742 have vested.

(2)	Represents (i) 47,368 shares of Class A Common Stock owned of record by Susan F. Miller Spousal Trust A-4 (ii) 47,368 shares of Class A Common Stock owned of record by Miller Family Education and Medical Trust, (iii) 94,735 shares of Class A Common Stock owned of record by Marli B. Miller Trust A-4; (iv) 36,346 shares of Class A Common Stock owned of record by Catherine Miller Trust C; (v) 95,837 shares of Class A Common Stock owned of record by the Susan Miller Spousal IRA; (vi) 344,341 shares of Class A Common Stock owned of record by Milfam II L.P.; (vii) 112,438 shares of Class A Common Stock owned of record by Lloyd I. Miller, III Revocable Trust; (viii) 4,941 shares of Class A Common Stock owned of record by Catherine Miller Irrevocable Trust; and (ix) 420,022 shares of Class A Common Stock owned of record by Milfam Investments LLC. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (ix) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(3)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by Centrus Energy Corp. (the “Issuer”) on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		990,180(1)
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		990,180(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,180(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 47,368 shares of Class A Common Stock owned of record by Susan F. Miller Spousal Trust A-4 (ii) 47,368 shares of Class A Common Stock owned of record by Miller Family Education and Medical Trust; (iii) 94,735 shares of Class A Common Stock owned of record by Marli B. Miller Trust A-4; (iv) 36,346 shares of Class A Common Stock owned of record by Catherine Miller Trust C; (v) 348,422 shares of Class A Common Stock owned of record by Milfam II L.P.; and (vi) 420,022 shares of Class A Common Stock owned of record by Milfam Investments LLC. MILFAM LLC serves as manager, general partner, or advisor of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed the beneficial owner of the shares specified in clauses (i) through (vi) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Susan F. Miller Spousal Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		47,368
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		47,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,368
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Miller Family Education and Medical Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		47,368
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		47,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,368
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Marli B. Miller Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		94,735
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		94,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,735
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Catherine Miller Trust C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		36,346
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		36,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,346
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Susan Miller Spousal IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		95,837
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		95,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Milfam II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		344,341
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		344,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Catherine Miller Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		4,941
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		4,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,941
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Lloyd I. Miller, III Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		112,438
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		112,438

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,438
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Milfam Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		420,022
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		420,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,022
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%(1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed with the SEC on behalf of (i) Mr. Neil S. Subin, (ii) MILFAM LLC, (iii) Susan F. Miller Spousal Trust A-4 (“Spousal A-4”), (iv) Miller Family Education and Medical Trust (“Miller Family Trust”), (v) Marli B. Miller Trust A-4 (“MBM Trust A-4”), (vi) Catherine Miller Trust C (“Trust C”), (vii) the Susan Miller Spousal IRA (the “Spousal IRA”), (viii) Milfam II, L.P. (“Milfam II”), (ix) Catherine Miller Irrevocable Trust (“Catherine GST”), (x) Lloyd I. Miller, III Revocable Trust (“LIM Revocable Trust”), and (xi) Milfam Investments LLC (“MINVEST”), and such persons, trusts and entities named in items (i) through (xi), collectively, the “Reporting Persons”) relating to shares of Class A Common Stock, par value $0.10 per share (“Class A Common Stock”) of the Issuer. This Amendment modifies the original Schedule 13D filed by Mr. Subin on January 23, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons (excluding MINVEST) on June 19, 2020, and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons (excluding Spousal A-4 and Miller Family Trust) on August 21, 2020 (as previously amended, the “Prior 13D”).

This Amendment is being filed to report that certain Reporting Persons sold 14,262 shares of Class A Common Stock in open market transactions, and to report a change in the Reporting Persons beneficial ownership percentage due to an increase in the Issuer’s outstanding Class A Common Stock shares. In addition, this Amendment is being filed to report certain transfers of shares, resulting in the addition of two new Reporting Persons, Spousal A-4, and Miller Family Trust. On September 18, 2020, Lloyd I. Miller, III Trust A-4 transferred 47,917 shares of Class A Common Stock to Spousal A-4, and 47,917 shares of Class A Common Stock to the Miller Family Trust. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Prior 13D. Except as expressly amended and supplemented by this Amendment, the Prior 13D is not amended or supplemented in any respect, and the disclosures set forth in the Prior 13D, other than as amended herein are incorporated by reference herein.

Item 2.	Identity and Background

Item 2(a), (b), (c) and (f) are hereby amended and modified to include the following (which shall be in addition to the information previously included in the Prior 13D):

Spousal A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Spousal A-4 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, Spousal A-4 is a United States citizen. MILFAM LLC is the investment advisor of Spousal A-4.

Miller Family Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Miller Family Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, Miller Family Trust is a United States citizen. MILFAM LLC is the investment advisor of the Miller Family Trust.

Item 2(d) is hereby amended and restated, in its entirety, as follows:

(d)

No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended and restated, in its entirety, as follows:

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Prior 13D):

This Amendment is being filed to report that certain Reporting Persons sold 14,262 shares of Class A Common Stock in open market transactions, and to report a change in the Reporting Persons beneficial ownership percentage due to an increase in the Issuer’s outstanding Class A Common Stock shares. In addition, this Amendment is being filed to report certain transfers of shares, resulting in the addition of two new Reporting Persons, Spousal A-4, and Miller Family Trust. On September 18, 2020, Lloyd I. Miller, III Trust A-4 transferred 47,917 shares of Class A Common Stock to Spousal A-4 and 47,917 shares of Class A Common Stock to Miller Family Trust.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and modified to include the following:

(a) and (b)

The percentage reported in this Amendment No. 3 to Schedule 13D is based upon 13,298,103 shares of Class A Common Stock outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.

As the Reporting Persons vote in concert, the Reporting Persons form a group under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended. The Group is deemed to have beneficial ownership of all equity securities beneficially owned by the Reporting Persons. Accordingly, the Group is deemed to have beneficial ownership of 1,237,924 shares of Class A Common Stock. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

The aggregate number and percentage of shares of Class A Common Stock over which each Reporting Person may have dispositive power are as follows:

(i)	Mr. Subin is the record holder of 34,528 restricted stock unit shares of Class A Common Stock, Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Mr. Miller, and Mr. Subin also serves as trustee of a number of the foregoing trusts for the benefit of the family of the late Mr. Miller, consequently, he may be deemed to share dispositive power over 1,203,396 shares of Class A Common Stock held by the entities and trusts specified in paragraphs (ii) through (x) below, together with the 34,528 restricted stock unit shares of Class A Common Stock held of record by Mr. Subin, constituting 9.3% of the shares of Class A Common Stock Outstanding. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(ii)	MILFAM LLC, serves as manager, general partner, or advisor of a number of the entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed to share dispositive power over 990,180 shares of Class A Common Stock held by the entities and trusts specified in paragraphs (iii), (iv), (v), (vii), (ix) and (x) below, constituting 7.4% of the shares of the Class A Common Stock Outstanding. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(iii)	Spousal A-4, as the owner of 47,368 shares of Class A Common Stock, may be deemed to share dispositive power over 47,368 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 0.4% of the Class A Common Stock Outstanding. Spousal A-4 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(iv)	Miller Family Trust as the owner of 47,368 shares of Class A Common Stock, may be deemed to share dispositive power over 47,368 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 0.4% of the Class A Common Stock Outstanding. Miller Family Trust disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(v)	MBM Trust A-4, as the owner of 94,735 shares of Class A Common Stock, may be deemed to share dispositive power over 94,735 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 0.7% of the Class A Common Stock Outstanding. MBM Trust A-4 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(vi)	Trust C, as the owner of 36,346 shares of Class A Common Stock, may be deemed to share dispositive power over 36,346 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 0.3% of the Class A Common Stock Outstanding. Trust C disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(vii)	Spousal IRA, as the owner of 95,837 shares of Class A Common Stock, may be deemed to share dispositive power over 95,837 shares of Class A Common Stock with Mr. Subin, constituting 0.7% of the Class A Common Stock Outstanding. Spousal IRA disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(viii)	Milfam II, as the owner of 344,341 shares of Class A Common Stock, may be deemed to share dispositive power over 344,341 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 2.6% of the Class A Common Stock Outstanding. Milfam II disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(ix)	Catherine GST, as the owner of 4,941 shares of Class A Common Stock, may be deemed to share dispositive power over 4,941 shares of Class A Common Stock with Mr. Subin, constituting 0.0% of the Class A Common Stock Outstanding. Catherine GST disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(x)	LIM Revocable Trust, as the owner of 112,438 shares of Class A Common Stock, may be deemed to share dispositive power over 112,438 shares of Class A Common Stock with Mr. Subin, constituting 0.8% of the Class A Common Stock Outstanding. LIM Revocable Trust disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(xi)	MINVEST, as the owner of 420,022 shares of Class A Common Stock, may be deemed to share dispositive power over 420,022 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 3.2% of the Class A Common Stock Outstanding. MINVEST disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(c) The Reporting Persons engaged in the following open market transactions:

Date	Transaction	Entity	Quantity	Price Per Share
11-16-21	Sale	MINVEST	(4,978)	$75.2665
11-16-21	Sale	Milfam II	(4,081)	$75.2665
11-16-21	Sale	LIM Revocable Trust	(1,333)	$75.2665
11-16-21	Sale	Spousal IRA	(1,136)	$75.2665
11-16-21	Sale	MBM Trust A-4	(1,123)	$75.2665
11-16-21	Sale	Miller Family Trust	(561)	$75.2665
11-16-21	Sale	Spousal A-4	(561)	$75.2665
11-16-21	Sale	Trust C	(430)	$75.2665
11-16-21	Sale	Catherine GST	(59)	$75.2665

(d) Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 7.	Materials to be Filed as Exhibits:

Item 7 is hereby amended and restated, in its entirety as follows:

99.1	Joint Filing Agreement, dated November 24, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2021

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

SUSAN F. Miller spousal trust A-4

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Miller family education and medical trust

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Marli B. miller Trust A-4

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

CATHERINE MILLER TRUST C

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

SUSAN MILLER SPOUSAL IRA

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Agent

miLFAM II L.P.

By:	MILFAM LLC
Its:	General Partner

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

catherine c. miller irrevocable trust

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

LLoYD I. MILLER, III REVOCABLE TRUST

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

MILFAM INVESTMENTS LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager